Mail Stop 3561

August 1, 2007

Mr. Joseph L. Rotunda
Chief Executive Officer
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

>   **Re: EZCORP, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2006**
>   **Filed December 14, 2006**
>   **File No. 0-19424**

Dear Mr. Rotunda:

We have reviewed your response letter filed on July 17, 2007 to our comment letter dated July 3, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Note I: Common Stock, Warrants, Options, and Share-based Compensation, page 54

1. We have reviewed your response to prior comment 8 in our letter dated July 3, 2007. Please explain how your treatment of nonvested shares with performance conditions in your computations of diluted earnings per share complies with the requirements of paragraphs 30 and 31 of SFAS 128. Although it appears your stock grants which vest based solely on continued employment should be included in the computation of diluted earnings per share using the treasury stock method, it seems your unvested share awards which include performance conditions should be reflected in diluted earnings per share as of the beginning of the period (or as of the date of grant if later) only if they meet the criteria contained in paragraph 30 of SFAS 128. Refer to Illustration 3 in Appendix C of SFAS 128. If you continue to believe your reported EPS computations are appropriate, please provide us with illustrative examples of how you reflect the

performance based stock awards in your diluted earnings per share computations, otherwise please revise your reported EPS for all periods presented accordingly.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief